Exhibit (a)(5)(E)

PMC Employee Q&A

OVERVIEW QUESTIONS

GENERAL

Q1. What was announced today? What are the terms of the deal?

A: Microsemi Corporation (Nasdaq: MSCC) has agreed to acquire PMC for $9.22 in cash plus 0.0771 shares of Microsemi common stock per share of PMC stock, or about $2.5 billion overall. Based on the closing stock price of Microsemi on November 23, 2015, the transaction is valued at $12.01 per PMC share. The boards of directors of both companies have approved the transaction. The agreement is subject to domestic regulatory approval, customary closing conditions and PMC shareholders holding a majority of the outstanding PMC shares tendering their shares in the exchange offer that Microsemi will launch in the coming weeks. The two companies will operate as separate entities until the closing, which is expected to occur in the first quarter of 2016.

Q2. Who is Microsemi?

A: Microsemi is a publicly-traded company that offers a comprehensive portfolio of semiconductor and system solutions for communications, defense & security, aerospace and industrial segments. Products include high-performance and radiation-hardened analog mixed-signal integrated circuits, FPGAs, SoCs and ASICs; power management products; timing and synchronization devices and precise time solutions; voice processing devices; RF solutions; discrete components; security technologies and scalable anti-tamper products; Ethernet solutions; Power-over-Ethernet ICs and midspans; as well as custom design capabilities and services.

Q3. Where is Microsemi located?

A: Microsemi is headquartered in Aliso Viejo, California, and has approximately 3,600 employees globally.

Q4. Why are Microsemi and PMC entering into this agreement?

A: PMC’s board of directors determined, after consultation with our financial advisors and outside legal counsel, that the Microsemi transaction is superior to our prior agreement with Skyworks Solutions, Inc. and that entering into the agreement with Microsemi is in the best interests of PMC and our stockholders.

We also expect the addition of PMC to expand Microsemi’s portfolio of high-performance mixed-signal solutions, complement Microsemi’s optical and switching product offerings, and accelerate its efforts to grow its existing data center business. Our combination with Microsemi should offer opportunities to strengthen our position with customers and suppliers, and to operate at greater scale and more efficiently.

Q5. I thought PMC was going to be sold to Skyworks? Why are we selling the company to Microsemi now?

A: While we originally did have an agreement with Skyworks, on November 17, 2015 we received an unsolicited proposal from Microsemi that PMC’s board of directors determined to offer superior value to PMC’s stockholders. As a result, after providing Skyworks with an opportunity to match Microsemi’s offer in accordance with the requirements of PMC’s agreement with Skyworks, PMC terminated the agreement with Skyworks and entered into this transaction with Microsemi.

Q6. How did this transaction evolve? Were there any other companies interested in acquiring us?

A: PMC was engaged with multiple parties, and after careful deliberation by our board of directors, originally agreed to a transaction with Skyworks. After Microsemi provided an unsolicited superior offer and Skyworks submitting no subsequent proposal, our board of directors, following further careful deliberation and after consultation with our financial advisors and outside legal counsel, decided it was in the best interests of the company and our stockholders to enter into the transaction with Microsemi and terminate the agreement with Skyworks. More details about the transaction process may be found in our Schedule 14D-9, which will be filed with the SEC.

Q7. When will the transaction be completed?

A: Under the terms of our agreement with Microsemi, Microsemi is required to commence an exchange offer for all outstanding shares of PMC stock by December 23, 2015. The closing of the transaction is subject to satisfaction or waiver of certain customary closing conditions, including the receipt of regulatory approval and that at least a majority of the outstanding shares of PMC common stock has been tendered into and not withdrawn from Microsemi’s exchange offer. U.S. securities laws require that the exchange offer remains open for at least a minimum of twenty business days. Assuming the required number of PMC shares are tendered into the exchange offer, Microsemi will be able to consummate the merger without the need to hold a PMC stockholder meeting or seek any approval from PMC’s stockholders. The Microsemi transaction does not require regulatory clearance in China. At this time, the two companies anticipate that the closing will occur in the first quarter of 2016. Until the closing occurs, the two companies will continue to operate as separate entities.

Q8. What are the plans to integrate the two companies?

A: A joint integration task force, led by senior management and including representatives of both companies, will be formed to begin planning for the closing of the transaction and managing the details of integrating PMC and Microsemi. The integration team will communicate periodically about progress.

Q9. What can we expect in the interim?

A: We need to operate our business as usual. Until the transaction is closed, we will continue to operate independently from Microsemi. Accordingly, it’s vitally important for all of us to remain focused on the work at hand and deliver on our commitments to our customers and stockholders.

Under the terms of our agreement with Microsemi, Microsemi is required to commence their exchange offer for all outstanding shares of PMC stock by December 23, 2015. We anticipate that PMC will file a recommendation statement on Schedule 14D-9 recommending that PMC stockholders tender their shares in the Microsemi exchange offer and providing other important information about the proposed transaction. In addition, during the coming weeks, the two companies will pursue regulatory approval in the U.S., and prepare for the integration.

Q10. What should I do if I receive a question from the media?

A: If you receive an inquiry, please direct them to Kim Mason in Corporate Marketing.

Q11. What can I communicate to customers?

A: All communications with customers are being coordinated through David Fein. Any exception to this should be discussed with your manager and approved by David Fein. We have prepared communication documents, including a news release and letters for customers, suppliers and partners. These documents provide information that you can share with customers, suppliers and partners if you are authorized to communicate. It’s important to emphasize that we will operate the business as usual until closing, that you use only the prepared documents so that we convey consistent messages, and that you notify Legal in advance of any communication so that PMC can comply with all of its legal obligations, including obligations to file communications related to the transaction with the SEC.

ORGANIZATION STRUCTURE

Q12. How will engineering, sales, marketing, operations and other functions be integrated into Microsemi? Will the organization structure change?

A: Until the closing, there are no expected changes to PMC’s organizational structure. Upon the closing of the transaction, PMC will become a wholly owned subsidiary of Microsemi, which will continue to be led by CEO James Peterson. More information will be communicated as the integration team works through the process.

Q13. Will the PMC executive team be part of the combined company after the closing?

A: It is still too early to discuss management composition or organization. This will be worked out by the integration team over the coming months.

Q14. What will happen to PMC facilities around the world?

A: The integration planning team will develop recommendations, if any, regarding changes to our geographic footprint.

COMPENSATION & BENEFITS

Q15. What happens to compensation and benefits for PMC employees?

A: All PMC compensation, severance and benefits programs will remain fully in place until the transaction closes. For a period of 12 months after the transaction closes, or, if shorter, December 31, 2016 or the period of the employee’s employment, Microsemi will provide each PMC employee with a base salary or wage rate and an aggregate cash incentive compensation opportunity that is no less favorable than those in effect for such employee immediately prior to the closing.

In addition, for such time, Microsemi will provide PMC employees as a whole with employee benefits (subject to certain limitations) that, in the aggregate, are no less favorable than those in effect for such employees on the date of the agreement. Notwithstanding the foregoing, nothing in the merger agreement prohibits Microsemi from converting employee benefits offered to PMC employees into employee benefits that Microsemi offers to comparably situated Microsemi employees, or from terminating any employee benefits offered to employees by PMC that are not offered by Microsemi to comparably situated employees, nor does anything in the merger agreement confer any right to continued employment after the closing of the transaction on any employee.

Without limiting the above, for a period of not fewer than six months after the transaction closes, Microsemi will provide PMC’s U.S. employees with severance benefits no less favorable than those we currently provide to U.S. employees. These provisions do not apply with respect to individuals covered by employment contracts, collective bargaining agreements or other collective representations.

Q16. How can I learn more about Microsemi’s benefits programs?

A: Microsemi will provide you with information about its benefit programs and the transition to its benefit programs at the appropriate time.

Q17. Will Microsemi recognize my years of service with PMC?

A: Yes, for purposes of determining eligibility to participate, vesting, service-based accrual rates of and entitlement to benefits (including severance plans and arrangements), service with PMC will be treated as service with Microsemi.

Q18. What will happen to my existing PMC RSUs and stock options? When can I sell my RSUs or exercise my stock options?

A: Between now and closing, any shares you received from the vesting of RSUs or that you purchased under the ESPP can be sold and you can exercise any vested stock options provided that your transactions comply with PMC’s Insider Trading Policy. Until the transaction closes, RSUs and stock options will continue to vest in accordance with their original vesting schedules.

On the date the transaction closes,

•	Unvested PMC RSUs will be converted into Microsemi RSUs with the same terms, including vesting requirements, as the original PMC grant, except that (i) the number of shares covered by the award will be adjusted to account for the companies’ different trading prices and maintain the value of the awards at the time of conversion and (ii) if Microsemi reasonably determines prior to the closing that it would not be permitted to consummate the merger without the prior approval of its stockholders under applicable laws or the rules of Nasdaq, it may provide that any converted RSUs that vest after the closing will be settled by an equivalent cash payment in lieu of payment in Microsemi shares;

•	All PMC stock options will vest in full at the closing of the transaction and will be canceled in exchange for a payment of a combination of cash and Microsemi stock to the holder of the stock option that together equal the positive difference, if any, between the cash consideration and the stock consideration described in the merger agreement and the exercise price applicable to the stock option, multiplied by the number of shares of PMC stock for which the option was exercisable, less any amount required to be withheld;

•	Vested RSUs will be canceled at the closing, with the holder of the vested RSU receiving a combination of cash and Microsemi stock equal to the per share cash consideration and stock consideration, determined pursuant to the terms of the merger agreement, multiplied by the number of shares of PMC stock subject to such vested RSU, less any amount required to be withheld; and

•	RSUs that are subject to performance-based vesting will be treated in the same manner as all other unvested RSUs (described above), assuming achievement of target-level performance with respect to each performance period, performance cycle or measurement cycle applicable thereto, and will thereafter be subject to time-based vesting.

EMPLOYEE IMPACT

Q19. Will we follow the usual performance management process? Will there be an opportunity for raises or promotions? Will I still be eligible for a 2015 bonus to be paid in 2016?

A: Between now and closing, PMC’s bonus program and performance management process will continue in the ordinary course of business as before. There generally will be opportunities for raises and promotions as normal. As is customary, our practice for making stock awards may be limited in certain respects by the pending transaction.

As noted above, for a period of 12 months after the transaction closes, or, if shorter, until December 31, 2016 or the period of the employee’s employment, Microsemi will provide each PMC employee with a base salary or wage rate and an aggregate cash incentive compensation opportunity that is no less favorable than those in effect for such employee immediately prior to the closing. Microsemi may establish its own performance management processes after closing.

Q20. Will there be any layoffs as a result of the agreement?

A: Prior to closing, PMC will continue to conduct business as usual and may make changes to our product line investments. Any such changes would be consistent with our normal planning process and not the result of the transaction. Microsemi will make all personnel decisions after the closing.

Q21. If an employee is terminated as a result of the agreement, will severance be provided and at what level?

A: PMC’s severance policies will continue to apply until the closing of the transaction. As described in Q15 above, for a period of not fewer than six months after the transaction closes, Microsemi will provide PMC’s U.S. employees with severance benefits no less favorable than those we currently provide to U.S. employees. These provisions do not apply with respect to individuals covered by employment contracts, collective bargaining agreements or other collective representations.

Q22. Will hiring continue pending the closing of the transaction?

A: Yes. Prior to closing, PMC will continue to conduct business as usual which includes hiring according to business and headcount plans.

Q23. Where can I get more information?

A: PMC will hold all-employee meetings today at 10:00 a.m. and 6:30 p.m. PST to discuss the transaction and address common employee concerns. In addition, as more information is developed, it will be made available.

Q24. What if I have more questions?

A: Please speak with your manager or HR business partner.

Forward-Looking Statements

Certain statements made herein, including, for example, information regarding the proposed transaction between Microsemi and PMC, the expected timetable for completing the transaction, and the potential benefits of the transaction, are “forward-looking statements”. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that could be instituted against PMC or its directors or Microsemi related to the merger agreement; the possibility that various conditions to the consummation of the Microsemi exchange offer and merger may not be satisfied or waived, including the receipt of all regulatory clearances related to the merger; the failure of Microsemi to obtain the necessary financing pursuant to the arrangements set forth in the debt commitment letters delivered pursuant to the merger agreement or otherwise; uncertainty as to how many shares of PMC common stock will be tendered into the Microsemi exchange offer; the risk that the Microsemi exchange offer and merger will not close within the anticipated time periods; risks related to the ultimate outcome and results of integrating the operations of Microsemi and PMC, the ultimate outcome of Microsemi’s operating strategy applied to PMC and the ultimate ability to realize synergies; the effects of the business combination on Microsemi and PMC, including on the combined company’s future financial condition, operating results, strategy and plans; risks that the proposed transaction disrupts current plans and operations, and potential difficulties in employee retention as a result of the merger; risks related to Microsemi’s ability to successfully implement its acquisition strategy or integrate other acquired companies; uncertainty as to the future profitability of businesses acquired by Microsemi, and delays in the realization of, or the failure to realize, any accretion from acquisition transactions by Microsemi; risks related to Microsemi’s reliance on government contracts for a significant portion of its sales, including impacts of any termination or renegotiation of such contracts, uncertainties of governmental appropriations and national defense policies and priorities and effects of any past or future government shutdowns; the risk of downturns in the highly cyclical semiconductor industry; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the U.S. Securities and Exchange Commission (“SEC”), including, but not limited to, those detailed in PMC’s Annual Report on Form 10-K for the year ended December 27, 2014 and PMC’s most recent quarterly report filed with the SEC, and Microsemi’s Annual Report on Form 10-K for the year ended September 27, 2015 filed with the SEC. The forward-looking statements contained herein are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information to be Filed with the SEC

This document relates to a pending business combination transaction between Microsemi and PMC. The exchange offer referenced in this document has not yet commenced. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Microsemi will file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. Microsemi and a wholly-owned subsidiary of Microsemi will file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. PMC will file a recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. PMC and Microsemi may also file other documents with the SEC regarding the transaction. This document is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which PMC or Microsemi may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any investment decision with respect to the transaction, because they will contain important information about the transaction.

Such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov. In addition, PMC’s stockholders will be able to obtain free copies of such materials by contacting Joel Achramowicz at (408) 239-8630.